UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month February 2016

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Press Release, dated February 29, 2016.	1
2.	Relevant Event, dated February 29, 2016.	16

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

2015 Annual Results

Grifols’ revenues grow by 17.3% to Euros 3,935 million, and net profit grows by 13.2% reaching Euros 532 million

•             Revenues of the Bioscience division exceed Euros 3,000 million for the first time, with +18.8% (+6.8% cc(1)) growth in the fourth quarter

•             Recurring sales, excluding Raw Materials and Others, rise by +16.4% (+5.4% cc) in the fourth quarter

•             Net investment in R&D reaches Euros 236 million (+21.2%), 6.0% of total revenue

•             Euros 266 million (+5.8%) allocated to capital expenditure (CAPEX); investments in the new plasma donor centers and in industrial assets accelerate. 25% of the investments have taken place in Spain

•             Solid results: EBITDA reaches Euros 1,163 million (+11.0%), with an EBITDA margin of 29.5%. EBIT exceeds Euros 970 million (+13.1%), representing 24.7% of revenues

•             The strong cash generation continues: Euros 1,143 million of cash balance at December 31, 2015. Liquidity position exceeds Euros 1,600 million

•             Gradual reduction in the group’s leverage ratio over the year. Changes in the euro-dollar exchange rate impact the net financial debt to EBITDA ratio, which stood at 3.19 (2.92 at cc) at December 2015

•             Total workforce increases by +5.4% to 14,737 employees

Barcelona (Spain), 29 February 2016.- Grifols (MCE: GRF, MCE: GRF.P and NASDAQ: GRFS) reported net revenues of Euros 3,934.6 million for 2015, growing +17.3% compared to Euros 3,355.4 million reported in 2014. Exchange rates movements, in particular of the US Dollar, had a positive impact on revenues; that grew +2.5% at constant currency (cc).

The demand for Grifols’ plasma proteins continued its upward trend and the Bioscience division continued to be the main driver of growth. Net Revenue of the Bioscience division was Euros 3,032.1 million, or 77.1% of the group’s total revenue, reporting a solid growth of +20.6% (+4.8% cc) compared with 2014.

Revenues of the Diagnostic division were Euros 691.5 million in 2015 with an increase of +11.5% (-0.9% cc). The Asia-Pacific region, which includes China and Japan, made a significant contribution to sales, and the division also reached a high level of manufacturing efficiency. The Hospital division generated Euros 96.2 million of sales, a rise of +1.5% (-0.2% cc) compared to Euros 94.8 million reported in 2014.

(1)  Constant currency (cc) excludes exchange rate variations

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

Grifols’ recurring revenue (excluding Raw Material and Others) increased +18.3% (+3.5% cc) year over year reaching Euros 3,819.8 million. Grifols’ non-recurring revenues included within the Raw Materials and Others division, were Euros 114.8 million, representing 2.9% of total revenues.

EBITDA rose by +11.0% to Euros 1,162.6 million. The EBITDA margin was 29.5% of revenues in line with expectations. EBIT rose by +13.1% to Euros 970.4 million and it represents 24.7% of revenue.

Margins were primarily affected by the competitive intravenous immunoglobulin market (IVIG) in the United States; by the decrease of royalties’ revenue related to the transfusion diagnostics unit; and by the simultaneous operation of two fractionation plants at Clayton (North Carolina, United States) while all production is gradually transferred to the new plant.

The geographic mix of revenues, the impact of investments in new plasma centers on the cost of raw material, and the increase in the resources directly allocated to R&D (5.7% of 2015 total revenue) were partially offset by improved manufacturing and operating efficiencies at the group’s plants.

Throughout 2015, the company continued with its industrial capacity expansion plan and with the achievement of greater manufacturing efficiencies. Factors contributing to this included:

•             Operations began at the new 10% IVIG purification plant in Los Angeles (California, United States).

•             Operations began at the albumin purification plant located at the Clayton industrial complex as an alternative plant to produce this plasma protein. This plant enables Grifols to increase the flexibility of its processes, as it can manufacture this product at any of its three plants.

•             Sale of the first batches of IVIG produced with plasma fractionated at the new Clayton plant, reflecting the company’s efforts to speed up the process of transferring plasma fractionation from the old plant to the new one.

•             License from the Canadian health authorities to sell IVIG and alpha-1 antitrypsin produced from plasma fractioned at the new Clayton plant.

Grifols maintains the strategic objective of maximizing the use of each liter of plasma, thus optimizing profitability per liter. This means a balanced growth in sales of the principal plasma proteins taking into account industrial efficiency.

The policy of rationalizing the operating costs related to central services remains in place, and the company has continued to implement technologies to achieve greater efficiencies.

Grifols’ net profit rose by +13.2% to Euros 532.1 million. This represents 13.5% of the group’s net revenue.

The financial result rose by +4% to Euros 271.8 million penalized primarily by changes in the US Dollar - Euro exchange rate. Additionally, the negative impact of exchange rate variations on the financial result was Euros 12.1 million. At constant currency, the company reduced its financial result by -9.1%.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

Grifols’ effective tax rate was 23.0%, reflecting the contribution of profits from the different geographical regions in which the company operates.

Grifols’ net financial debt was Euros 3,710.3 million at December 2015, including the Euros 100 million loan agreed with the European Investment Bank (EIB) at the end of October 2015, which Grifols is using to fund investment in R&D.

During 2015, there was a gradual reduction in the group’s leverage ratio. However, the appreciation of the US Dollar against the Euro during the year affected the reported figures, as most of the company’s financial debt is denominated in US Dollars. The net debt/EBITDA ratio was 3.19x in December 2015, although this falls to 2.92x when the exchange rate impact is excluded, compared to 3.01x reported in December 2014.

Leverage reduction is a priority for the company. To achieve this objective, Grifols maintains high and sustainable levels of activity and strong operating cash generation, that reached Euros 742.8 million in 2015. The group’s cash position was Euros 1,142.5 million, exceeding the Euros 1,079.2 million reported in 2014, after payment of two dividends totaling Euros 221.8 million, the repurchase of industrial assets in the United States and Spain for a value of Euros 277 million and debt service. Additionally, Grifols has undrawn credit lines for an approximate value of Euros 469 million. Grifols’ liquidity position exceeds Euros 1,600 million.

In its latest review, Moody’s maintained its rating of the company, although it improved the outlook from negative to stable. Standard & Poor’s maintained its credit ratings.

	Moody’s	Standard & Poor’s
Senior secured debt	Ba1	BB
Corporate rating	Ba2	BB
Senior unsecured debt	B1	B+
Outlook	Stable	Stable

The solid results and positive cash flow performance helped strengthen the balance sheet in 2015.

Total consolidated assets as at December 2015 were Euros 9,601.7 million, a significant increase compared to Euros 8,449.8 million reported as at December 2014. The variations are primarily related to the exchange rate impacts; strong cash generation; capital investments (CAPEX) for an amount of Euros 266 million; the repurchase of industrial assets in the United States and Spain for a total of Euros 277 million; and the acquisition of 47.58% of the capital of Alkahest for US Dollars 37.5 million.

The optimization of the working capital management has continued as a lever for improving the financial strength of the company. The inventory turnover reduction is particularly noteworthy in an environment of increasing revenues and operational activity of the company. Inventory turnover fell to 261 days to December 2015 compared to 266 days for 2014. In addition, in 2015 Grifols reduced its average collection period to its lowest level ever: 34 days in December 2015, compared to the 55 days reported in December 2014. The average payment period for suppliers was 53 days.

Grifols’ net equity rose to Euros 3,301.4 million, primarily as a result of profits earned during the period.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

Key financial measures 2015

In millions of euros except % and EPS	2015	2014	% Var
NET REVENUE (NR)	3,934.6	3,355.4	17.3%
GROSS MARGIN	49.1%	50.6%
R&D	224.2	180.8	24.0%
% NR	5.7%	5.4%
EBITDA	1,162.6	1,047.2	11.0%
% NR	29.5%	31.2%
EBIT	970.4	857.7	13.1%
% NR	24.7%	25.6%
GROUP PROFIT	532.1	470.3	13.2%
% NR	13.5%	14.0%
ADJUSTED(1) GROUP PROFIT	614.2	597.9	2.7%
% NR	15.6%	17.8%

CAPEX	266.4	251.8	5.8%
EARNINGS PER SHARE (EPS)(2)	0.78	0.69	13.0%

	2015		2014		% Var

TOTAL ASSETS	9,601.7		8,449.8		13.6%
TOTAL EQUITY	3,301.4		2,662.9		24.0%
CASH & CASH EQUIVALENTS	1,142.5		1,079.2		5.9%
LEVERAGE RATIO	(3.19/2.92cc	)(3)	(3.01/2.71cc	)(3)

(1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

(2) EPS calculated as of December 31, 2015 taking into consideration the 2:1 split effective 4 January 2016

(3) Constant currency (cc) excludes the impact of exchange rate movements

DIVISIONAL PERFORMANCE:

SOUND FUNDAMENTALS TO GROWTH

•                  Bioscience division: 77.1% of Grifols revenues

The demand for Grifols’ plasma proteins continued its upward trend during 2015, and the company is preparing to continue supporting its organic growth. Net Revenues of the Bioscience division were Euros 3,032.1 million with solid growth supported by an increase in sales volume of its main plasma-derived products. Specifically:

Sales volume of immunoglobulin (IVIG) increased significantly in all the markets where Grifols operates. The company maintains the leadership of its IVIG both globally and in the United States and Canada. There was a growing contribution to revenues from countries such as Brazil, Chile and Turkey, as a result of the group’s international expansion. The United States immunoglobulin (IVIG) market continued to be competitive throughout the year, requiring the company to intensify its sales and marketing efforts. Sales of alpha-1 antitrypsin made a significant contribution to the division’s growth. The increases recorded in the United States, Canada and Germany reflect the commercial efforts and the extension in the sales network in these priority markets. Other EU countries provide an opportunity for potential geographical expansion. Improved diagnosis of alpha-1 antitrypsin deficiency continues to be one of the strategic drivers of demand growth.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

The year also saw gradual revenue acceleration from the second quarter onwards as a result of rising sales of the main plasma-derived proteins. In the case of albumin, following renewal of import licenses in China and increased activity levels in the United States. Sales of factor VIII maintained their upward trend, based primarily on growth in the commercial market. The growth in volume from this plasma protein in the public tenders market had a positive impact on revenues, especially during the second half of the year.

The main initiatives to generate opportunities for growth and increase the commercial profile of the division, aligned with the company’s strategic pillars, include:

Optimizing the business: Improving the diagnosis of diseases related to various plasma proteins. Among them, Alpha-1 antitrypsin deficiency (AAT) in the United States and also in Europe through the introduction and increase in penetration of the Grifols’ alpha-1 antitrypsin deficiency screening system: AlphaKit® QuickScreen; chronic inflammatory demyelinating polyneuropathy (CIDP): it is estimated that over half of the people suffering from this disease are undiagnosed in the United States; or Immunodeficiencies in countries in Latin America.

Global expansion. It includes the consolidation of Grifols’ commercial presence in China and other emerging countries where the consumption of plasma proteins is growing strongly, as well as increasing penetration in mature markets through greater product segmentation.

Innovation and product differentiation: The SIPPET(2) (Survey of Inhibitors in Plasma-Product Exposed Toddlers) study results have reported that treatment of severe hemophilia A with recombinant factor VIII (rFVIII) is associated with +87% higher incidence of inhibitors than plasma-derived factor VIII containing von Willebrand factor (pdFVIII/VWF). The conclusions of this study may have implications for the choice of products to treat patients with previously untreated severe hemophilia A, as the development of inhibitors continues to be the greatest challenge in the treatment of hemophilia A.

The commercial launch of a new more concentrated presentation of factor VIII/von Willebrand factor (Alphanate® 2000 IU) have begun as well as the increase of IVIG Gamunex® presentations in the United States, Canada and Europe.

Leadership in capacity. It has involved the acceleration of plans to expand collection plasma centers in the United States to support growing demand for plasma proteins. According to the plan, Grifols expects to increase the total number of centers to 215 over the next five years. At the end of 2015, the company has 159 operating centers in the United States.

(2) SIPPET is an investigator-led, multi-center, prospective, open, international, randomized study, promoted by the Fondazione Angelo Bianchi Bonomi, and funded by the Italian Ministry of Health, with grants from Grifols, Kedrion and LFB.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

Obtaining raw material

In 2015, the volume of plasma collected was approximately 8.2 million liters, an increase of +9.7% compared to the previous year. During 2015, Grifols’ network of plasma donor centers received around 26,000 donations per day.

No. of plasmapheresis operating centers	159
Average daily no. of plasma donations	26,000
No. of donations analyzed (annual capacity)	+ 15 million donations
Liters of plasma	8.2 million liters
No. of fractionation plants	3 plants
Installed fractionation capacity	12.5 million liters/year

Opening of the new global operations center in Ireland

In the last quarter of 2015, Grifols officially opened its global operations center. The new facilities, located in Dublin (Ireland), occupy a 22,000 m2 site, with a total investment in the project of US Dollars 100 million.

•                  Diagnostic division: 17.6% of Grifols revenues

The revenue of the Diagnostic division was Euros 691.5 million, or 17.6% of Grifols’ total business. This is the division within the group with presence in more countries. 2015 saw a positive performance in markets such as China, Japan, Mexico and Turkey, with sales holding up in mature markets such as the United States. Grifols is a global leader in transfusion medicine and in the provision of a broad portfolio of products designed to support safety from donations through transfusions. The division has reached a high level of manufacturing efficiency. By specialized areas:

In transfusion medicine, revenues from systems using NAT technology (Procleix® NAT Solutions) to screen blood donations for infectious viruses were positive. Grifols develops these systems in partnership with Hologic Inc. In particular, contracts in countries such as China, Japan, South Africa and Saudi Arabia had a positive contribution to sales. However, the competitive NAT landscape and the lower number of blood transfusions in certain developed countries have limited growth in the division’s revenue.

The new contract with Abbott in the second half of the year has had an impact on sales of antigens used to manufacture diagnostic immunoassays. This new contract, with a total value of approximately US Dollars 700 million, includes new conditions and extends the supply of antigens until 2026, ensuring higher levels of recurring income for this business line. However, in comparison with income recognized under the previous contract, sales have been penalized.

The blood typing line was one of the growth drivers in the division. Sales of instruments (Wadiana® and Erytra®) and blood typing reagents (DG-Gel® cards) rose significantly as a result of the sales effort in Europe and China. 2015 was a major year for the blood typing product line in the United States, where increased sales efforts resulted in new accounts and substantial growth. Progress in countries such as South Africa, Turkey, Mexico, and Brazil confirmed geographic expansion as one of the main drivers of growth in this product line.

Major initiatives to generate opportunities for growth and increase the commercial profile of the division, in line with the company’s strategic plan, include:  Global expansion in strategic markets: the Asia-Pacific region continues to be a priority in the areas of blood typing solutions and

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail blood donor screening using NAT technology. In 2015, Grifols won a tender to supply the Saudi Arabian National Guard, while in China the company launched a later-generation NAT test for simultaneous detection of HIV, Hepatitis C, and hepatitis B virus in a single assay (Procleix® Ultrio Plus). In the blood typing area, Grifols won new contracts in Brazil, South Africa and Turkey, while in the United States, the company expanded its immunohematology portfolio to meet the needs of high-, mid-, and low-volume labs. This included the fully automated Erytra® analyzer and DG® Gel cards, some designed to meet the specific needs of the US market. In the clinical analysis area, the ID CORE XT® blood genotyping system has obtained regulatory registration in Canada, Australia, Thailand and Saudi Arabia.

Innovation: continued improvement of the transfusion medicine offering. It has obtained new approvals for the Procleix® NAT Solutions range. In clinical analysis, Progenika has obtained CE marking for its first genetic diagnosis test for Familial Hypercholesterolemia (FH) and for two references of ELISA tests in the Promonitor family to help rationalize the use of biological treatments. In addition, the company continued to update and expand its line of hemostasis reagents.

Leadership in capacity: Grifols continues with the construction of its new plant at Emeryville (California, United States) to centralize and modernize the production of antigens used in the manufacture of immunoassay tests. Furthermore, investment in the new blood bag manufacturing plant in Murcia (Spain) is now complete, and the validation process has begun.

Strategic agreements: including a new contract with Abbott and an agreement with Germany’s Aesku Diagnostic for the exclusive distribution of its instrumentation, tests, and services for the early detection, diagnosis and prognosis of autoimmune diseases products in the United States.

•                  Hospital division: 2.4% of Grifols’ revenues

The Hospital division generated Euros 96.2 million of sales and the company has promoted the internationalization of the division, although 72% of its revenues continue to be generated in Spain. Sales are growing in the United States and Portugal, and the division is also beginning to enter into the Asia-Pacific region. By area of specialization, Pharmatech, that includes Hospital Logistics and i.v. Tools, and the Intravenous Therapies line were the main drivers of growth, followed by Medical Devices.

Additionally, the third-party manufacturing business is one of the pillars of the division’s future growth, with a number of agreements close to being finalized.

Major initiatives to generate opportunities for growth and increase the commercial profile of the division include:

Supporting the internationalization of the products and services of the Pharmatech and Intravenous Therapies lines in the United States and Latin America.

New products and licenses such as FDA approval in the US for the Kiro Oncology system, which automates the preparation of intravenous medication for chemotherapy. The Ann & Robert H. Lurie Children’s Hospital in Chicago was the first center in the United States to adopt the system.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

Promoting third-party manufacturing contracts, including an analgesic in polypropylene bag for the North American market and a pre-diluted, non-steroidal anti-inflammatory in bag presentation for Europe and the United States.

•                  Raw Materials and Others division: 2.9% of Grifols’ revenues

Grifols’ non-recurring revenues, included within the Raw Materials and Others division, were Euros 114.8 million, representing 2.9% of total revenues. These include, among others, third-party engineering projects performed by Grifols Engineering, income deriving from manufacturing agreements with Kedrion and royalties’ revenues, including those acquired with the transfusion diagnostics unit, which fell during 2015.

Revenues by division in 2015:

		% of Net		% of Net
In thousands of euros	2015	Revenues	2014	Revenues	% Var	% Var cc*
BIOSCIENCE	3,032,111	77.1%	2,513,510	74.9%	20.6%	4.8%
DIAGNOSTIC	691,452	17.6%	620,022	18.5%	11.5%	(0.9)%
HOSPITAL	96,245	2.4%	94,800	2.8%	1.5%	(0.2)%
SUBTOTAL	3,819,808	97.1%	3,228,332	96.2%	18.3%	3.5%
RAW MATERIALS AND OTHERS	114,755	2.9%	127,052	3.8%	(9.7)%	(22.2)%
TOTAL	3,934,563	100.0%	3,355,384	100.0%	17.3%	2.5%

* Constant currency (cc) excludes the impact of exchange rate movements

REVENUES BY GEOGRAPHIC REGION:

95% OF REVENUES COME FROM INTERNATIONAL MARKETS

Grifols continued to focus heavily on international activity, generating 94.6% of its revenues outside of Spain. In the United States and Canada, revenues rose by +22.7% (+2.8% cc) to Euros 2,505.8 million, representing 63.7% of the group’s total revenues. Grifols remains committed to safety and high-quality products that meet patient needs. As a key element of the commercial strategy, Grifols has continued to strengthen the diagnosis of diseases such as CIDP. In line with this strategy, the company has also consolidated its marketing and promotion programs. The efforts in this geographical region significantly strengthened Grifols’ pulmonary line in both countries, delivering increased sales of alpha-1 antitrypsin and higher number of patients treated.

In the European Union, sales remained stable at Euros 662.9 million; although their weight in the group’s total revenue fell to 16.8%. Recurring income in the EU excluding Spain grew by +1.6% to Euros 455.4 million. Countries such as Spain, Germany, Italy, the United Kingdom and France continue to be the main European markets.

Regions other than the European Union and North America have experienced the greatest growth. Net revenues generated in the rest of the world (ROW) grew by +24.5% (+12.8% cc) to Euros 651.1 million, representing 16.6% of total revenue. This was driven by growth in China, which led the increase recorded in the Asia-Pacific region; growth in Latin America, led by countries such as Brazil and Chile; and gradual penetration in Turkey and the Middle East region, including Saudi Arabia and Israel.

The new subsidiary in India, established at the end of 2014, began operations during 2015. Its opening reflects the need to strengthen activity in this country and through this subsidiary the group manages and supervises its commercial activities which, until then were conducted primarily through distributors. Grifols has also had a direct commercial presence in Taiwan and Indonesia since early 2015.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

Revenues by geographic region in 2015:

		% of Net		% of Net
In thousands of euros	2015	Revenues	2014	Revenues	% Var	% Var cc*
US + CANADA	2,505,791	63.7%	2,042,700	60.9%	22.7%	2.8%
EU	662,917	16.8%	662,802	19.8%	0.0%	(1.7)%
ROW	651,100	16.6%	522,830	15.5%	24.5%	12.8%
SUBTOTAL	3,819,808	97.1%	3,228,332	96.2%	18.3%	3.5%
RAW MATERIALS AND OTHERS	114,755	2.9%	127,052	3.8%	(9.7)%	(22.2)%
TOTAL	3,934,563	100.0%	3,355,384	100.0%	17.3%	2.5%

* Constant currency (cc) excludes the impact of exchange rate movements

FOURTH QUARTER OF 2015

•                  Revenues keep its positive trend, reaching Euros 1,063 million, driven by +18.8% growth (+6.8% cc) of the Bioscience division

During the fourth quarter of 2015, the total revenues of Grifols continued to rise, reaching Euros 1,062.8 million, reflecting growth of +15.9% (+4.7% cc). The Bioscience division was the principal driver of the group’s growth, with revenue rising by +18.8% (+6.8% cc) to Euros 819.9 million. Major contributors included the sales of albumin in China; the positive performance of coagulation factor VIII; and positive trends in the sales volumes of alpha-1-antitrypsin and IVIG. In the United States market, IVIG competitive environment has not deteriorated.

The revenues of the Diagnostic division were stable at constant currency in comparison to the 4Q 2014, at Euros 182.0 million. Currency movements, in particular of the US dollar, had a positive impact on income; including the exchange rate impact, revenues reported increased by +8.8%.

Compared to the previous financial year, there was a rise in ROW sales (Rest of the World), up +23.2% (+16.7% cc) to Euros 181.4 million, and sales in the United States and Canada that increased by +21.3% (+5.8% cc) due to the increased demand for plasma proteins. In the European Union, revenues fell by -4.8% (-5.4% cc) to Euros 166.7 million, although this was offset on an annual basis.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

Revenues by division in the fourth quarter of 2015:

		% of Net		% of Net
In thousands of euros	4Q 2015	Revenues	4Q 2014	Revenues	% Var	% Var cc*
BIOSCIENCE	819,856	77.1%	690,204	75.3%	18.8%	6.8%
DIAGNOSTIC	181,946	17.1%	167,216	18.2%	8.8%	(0.2)%
HOSPITAL	24,242	2.3%	23,825	2.6%	1.8%	2.1%
SUBTOTAL	1,026,044	96.5%	881,245	96.1%	16.4%	5.4%
RAW MATERIALS AND OTHERS	36,757	3.5%	36,049	3.9%	2.0%	(10.9)%
TOTAL	1,062,801	100.0%	917,294	100.0%	15.9%	4.7%

* Constant currency (cc) excludes the impact of exchange rate movements

Revenues by region in the fourth quarter of 2015:

		% of Net		% of Net
In thousands of euros	4Q 2015	Revenues	4Q 2014	Revenues	% Var	% Var cc*
US + CANADA	678,017	63.8%	558,870	60.9%	21.3%	5.8%
EU	166,662	15.7%	175,155	19.1%	(4.8)%	(5.4)%
ROW	181,365	17.0%	147,220	16.1%	23.2%	16.7%
SUBTOTAL	1,026,044	96.5%	881,245	96.1%	16.4%	5.4%
RAW MATERIALS AND OTHERS	36,757	3.5%	36,049	3.9%	2.0%	(10.9)%
TOTAL	1,062,801	100.0%	917,294	100.0%	15.9%	4.7%

* Constant currency (cc) excludes the impact of exchange rate movements

INVESTMENT ACTIVITIES: R&D, CAPEX, ACQUISITIONS

•                  Research and development (R&D)

Grifols’ commitment to research and development takes the form of a solid investment policy. In 2015, net investment in R&D was Euros 236.1 million, a figure that represents 6.0% of total annual revenue and an increase of +21.2% year over year.

This strategy, designed to promote social progress by contributing to improvements in the health and well-being of people, is complemented by the acquisition of stakes in companies in fields of medicine that are distinct from the company’s main expertise.

Grifols’ R&D activity has been rated as “excellent” by the Profarma Plan in Spain and, for the third year running, Forbes magazine has included Grifols in its list of the 100 most innovative companies in the world.

In 2015, R&D investments have been intensified in order to accelerate some research projects. Highlights in the year:

Presentation of the intermediate results of the AMBAR study (Alzheimer Management By Albumin Replacement), that explores the combination of plasma extraction and its replacement with Grifols albumin (plasma exchange).

The intermediate results show the tolerability and safety of the treatment, meeting the necessary conditions for patients to participate and support its continuation. Investigators have not analyzed the efficacy of the study as it is a double blind study and it cannot be known until the end which patients have or have not received treatment.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

Non-profit initiative to produce anti-Ebola immunoglobulin using plasma from Ebola survivors to treat the population affected by this disease in West Africa. Grifols has designed and constructed a completely isolated plant at its industrial complex in Clayton for manufacture of the anti-Ebola immunoglobulin. The project also includes the design and construction of plasma donation modules to be installed on a site provided by the Liberian government.

Creation of the Grifols Chair for the Study of Cirrhosis in partnership with Professor Vicente Arroyo, Chair of Medicine at the University of Barcelona. This private chair with an international reach will promote the cooperation in the study and understanding of liver disease in general, and of cirrhosis in particular.

•                  Capital expenditure (CAPEX)

In 2015, Grifols allocated Euros 266.4 million to its capital expenditure plan (CAPEX) to expand and improve the manufacturing facilities of its three divisions, both in Spain and in the United States, as well as expansion, renovation, relocation and opening of new plasma donor centers. The Bioscience division has been the beneficiary of a major portion of the investment plan. The main resources have been allocated to:

The new global operations center in Dublin, representing a total investment of US Dollars 100 million. These facilities are part of the Strategic Plan 2013-2017 to optimize industrial infrastructure and distribution in response to the increasing internationalization and globalization of Grifols’ activities.

Grifols accelerated capital expenditure related to the expansion, renovation, relocation and opening of new plasma donor centers, with the aim of bringing the total number of centers in the network up to 215 in the next five years. At the end of the year, the company has 159 operating centers. Grifols’ plasmapheresis centers in the United States boast the latest technology to increase the efficiency of the donation process and to strengthen safety.

From a manufacturing perspective, among other projects, the expansion of the albumin purification, dosing and sterile filling plant at Los Angeles is now complete; at the Parets del Vallés industrial facilities, construction work continues on the new alpha 1-antitrypsin purification, dosing and sterile filling plant; at the Clayton industrial site, approval has been granted for the second line for dosing and filling product vials under sterile conditions using the patented Grifols Sterile Filling (GSF®) system, and replacement of the third line is under way.

The Diagnostic division has continued with construction of the new Emeryville plant to modernize the production of antigens for immunoassay tests. Work continues on the construction of a new plant in Brazil to manufacture bags for the extraction and conservation of blood components. The company continues working to performance operations regarding blood bags manufacture and in order to promote the division`s international expansion.

Capital expenditure in the Hospital division, aligned with the growth strategy for this business area, focuses on increasing capacity and productivity in the manufacture of fluid therapy solutions, to face the division’s growth expected in other markets.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

Acquisitions: 47.58% of the capital of Alkahest

In March 2015, Grifols became the principal shareholder in Alkahest following its acquisition of a 47.58% stake for US Dollars 37.5 million. The agreement includes payment of an additional US Dollars 12.5 million and funding for the development of plasma-derived products, to be marketed by Grifols across the globe. Alkahest will receive payment upon successfully developing the products, and will receive royalties on sales by Grifols.

Alkahest is a private equity company created in 2014 whose research activity has demonstrated that certain factors in the blood of young animals are able to restore cognitive capabilities in old animals.

Its stake in Alkahest is part of Grifols’ strategy of expanding and complementing its existing range of treatments with plasma-derived proteins and diagnostic solutions to treat and diagnose serious diseases. The two companies are working together to develop new therapeutic applications of plasma proteins to treat the cognitive deterioration associated with age and other diseases of the central nervous system (CNS), including Alzheimer’s.

CORPORATE MILESTONES IN 2015

•                  Succession Plan: the envisaged generational handover reiterates the commitment of the founding family to the company and Grifols’ leadership focus

At the end of 2015, the succession plan proposed by the current chairman and chief executive director, Victor Grifols Roura, and unanimously approved by the Board of Directors of Grifols was made public. The generational succession reiterates the commitment of the founding family to the company and confirms the continuity of the values and pioneering spirit that have made Grifols one of the leading companies in the manufacture of life-saving plasma medicines, clinical diagnosis technology, and pharmaceutical preparations for hospital use throughout its 75 years of history.

The succession plan provides for Raimon Grifols Roura and Víctor Grifols Deu to succeed Víctor Grifols Roura as joint and several chief executive officers of the company from January 1, 2017. Víctor Grifols will continue holding his position as non-executive chairman of the board of directors. 2016 will provide a transition period to ensure that the handover process is orderly, planned and transparent.

•                  Stock split effective from January 4, 2016

At December 31, 2015, Grifols had share capital of Euros 119.6 million, represented by 213,064,899 ordinary shares (Class A) with a par value of Euros 0.50 per share, and 130,712,555 non-voting shares (Class B) with a par value of Euros 0.10 per share.

The Ordinary General Meeting of Shareholders held on May 29, 2015, approved the renewal of the delegation of powers to the Board of Directors of Grifols to perform a stock split in the proportion of two new shares (whether Class A or Class B) for each old share (whether Class A or Class B). The Board of Directors held on December 3, 2015, executed the authority granted to split all the shares into which the company’s share capital is divided with the aim of bringing the price per share to levels in line with usual share prices on the Spanish stock exchanges. The stock split became effective on January 4, 2016, following the end of the financial year. The split does not entail any change in the equity of the company but it does modify the total number of shares, which has been multiplied by two, and their par value, which has been halved. Following the stock split, the share capital of Grifols is represented by 426,129,798 ordinary shares (Class A) with a par value of Euros 0.25 per share, and 261,425,110 non-voting shares (Class B) with a par value of Euros 0.05.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

FIRM COMMITMENT IN HUMAN RESOURCES

•                  Grifols’ global workforce increased by +5.4% and rose by +9.2% in Spain

During 2015, Grifols’ workforce rose by +5.4% compared to the preceding year, to 14,737 employees. The increase occurred in all of the regions in which the company has a presence, with particularly strong growth in Spain, where the workforce rose by +9.2% to 3,256 employees. In ROW (Rest of the World) it rose by +6.1% and in North America it rose by +4.3%. 78% of Grifols’ staff is employed outside of Spain.

Average length of service of Grifols staff was 6.1 years, and almost 57.5% of the workforce is below 40 years of age. The workforce is balanced by gender (46% men and 54% women), confirming once again the company’s commitment to gender equality.

The key concerns of the Human Resources area have been to safeguard jobs, and to promote professional and personal development. Continuous training is one of the tools to promote this development. It focuses on technical and scientific issues, related to quality, good manufacturing guidelines, prevention, safety and the environment, and the development of business and personal skills.

There has been a strong emphasis on safety across the company’s global operations. In the training area, all employees now have access to a shared model of leadership and corporate competencies, and the performance evaluation model has been updated.

With respect to technical training and standards, Grifols has launched a new SAP-based training management platform. In 2015, a record total of more than 500,000 hours of training were delivered, with an average of 39 hours per employee.

Staff hiring has accelerated in the commercial, industrial and support areas across the globe.

ENVIRONMENTAL MANAGEMENT

•                  Making progress towards achieving the objectives of the Environmental Program 2014-2016

During 2015, Grifols continued to make progress toward achieving the objectives of its Environmental Program 2014—2016, which sets out the company’s environmental targets and the actions required to achieve them. These will deliver annual reductions of 4.1 million kWh in electricity consumption, 10.2 million kWh of natural gas, 180,000 m3 of water consumption, and an increase over 9,000 tons annually of waste recycling.

With regard to energy efficiency include application of sustainable building standards in the new raw materials warehouse at the Clayton industrial complex and the Installation of new high-efficiency cooling equipment at the Murcia plant, among others. With regard to the consumption of water resources, at the Parets del Vallés plant, a new installation has been incorporated to recover the water used in one of the steps of the albumin production process for reuse in the refrigeration towers and at the Los Angeles industrial complex, a program has been developed to reduce water consumption. This program includes 15 initiatives. Seven of these initiatives had already been launched by the end of 2015.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

With regard to waste management and recycling, at the plants of Parets del Vallés and Clayton, plastic from all plasma bottles is now being recycled, a process that has already been in place for some time at the Los Angeles plant. At the Clayton plant, energy from “production pastes” is recycled and at the Los Angeles plant, a new recovered ethanol distillation tower began operation.

In June, the Carbon Disclosure Project (CDP), a program that represents 722 institutional investors, evaluated Grifols’ organizational strategy and performance with respect to climate change. The results of this evaluation were published in October, with Grifols achieving a score of 97 points out of 100, and being placed in performance band B.

Finally, progress has been made towards standardizing the environmental management system used at the Clayton plant with facilities in Spain, in accordance with ISO 14001, and an Environment Committee has been established at the new Emeryville plant, and work has begun on the implementation of corporate procedures there.

The financial statements corresponding to the full year results 2015 attached in a separate document are part of the financial information provided by the company. All of the documents are available on the Grifols website (www.grifols.com)

About Grifols, over 75 years improving people’s health

Grifols is a global healthcare company founded in 1940. Grifols has over 75 years improving people’s health and wellbeing through the development of life-saving plasma medicines, diagnostics systems, and hospital pharmacy products.

The company is present in more than 100 countries worldwide and is headquartered in Barcelona, Spain. Grifols is a leader in plasma collection with a network of 159 plasma donor centers in the U.S., and a leading producer of plasma-derived biological medicines. The company also provides a comprehensive range of transfusion medicine, hemostasis, and immunoassay solutions for clinical laboratories, blood banks and transfusion centers, and is a recognized leader in transfusion medicine.

In 2015, sales exceeded 3,934 million euros with a headcount close to 14,700 employees. Grifols demonstrates its commitment to advancing healthcare by allocating a significant portion of its annual income to R&D.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE: GRF). Its non-voting class B shares are listed on the Mercado Continuo (MCE: GRF.P) and on the U.S. NASDAQ via ADRs (NASDAQ: GRFS). For more information visit www.grifols.com

LEGAL NOTICE

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Act 24/1988, of 28 July, on Stock Exchanges; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation.

Fourth Quarter 2015 Performance Summary

Operational and Financial Highlights - 2015 Grifols’ revenues grow by 17.3% to Euros 3,935 million, and net profit grows by 13.2% reaching Euros 532 million Revenues of the Bioscience division exceed Euros 3,000 million for the first time, with +18.8% (+6.8% cc*) growth in the fourth quarter Recurring sales, excluding Raw Materials and Others, rise by +16.4% (+5.4% cc) in the fourth quarter Net investment in R&D reaches Euros 236 million (+21.2%), 6.0% of total revenue Euros 266 million (+5.8%) allocated to capital expenditure (CAPEX); investments in the new plasma donor centers network and in industrial assets accelerate * Constant currency (cc) excludes exchange rate variations 2

Operational and Financial Highlights - 2015 3 Solid results: EBITDA reaches Euros 1,163 million (+11.0%), with an EBITDA margin of 29.5%. EBIT exceeds Euros 970 million (+13.1%) representing 24.7% of revenues The strong cash generation continues: Euros 1,143 million of cash balance at December 31, 2015. Liquidity position exceeds Euros 1,600 million Gradual reduction in the group’s leverage ratio over the year. Changes in the euro-dollar exchange rate impact the net financial debt to EBITDA ratio, which stood at 3.19 (2.92 at cc) at December 2015 Total workforce increases by +5.4% to 14,737 employees

Key financial figures - 2015 4 In millions of euros except % and EPS 2015 2014 % Var NET REVENUE (NR) 3,934.6 3,355.4 17.3% GROSS MARGIN 49.1% 50.6% R&D 224.2 180.8 24.0% % NR 5.7% 5.4% EBITDA 1,162.6 1,047.2 11.0% % NR 29.5% 31.2% EBIT 970.4 857.7 13.1% % NR 24.7% 25.6% GROUP PROFIT 532.1 470.3 13.2% % NR 13.5% 14.0% ADJUSTED (1) GROUP PROFIT 614.2 597.9 2.7% % NR 15.6% 17.8% CAPEX 266.4 251.8 5.8% EARNINGS PER SHARE (EPS) (2) 0.78 0.69 13.0% 2015 2014 % Var TOTAL ASSETS 9,601.7 8,449.8 13.6% TOTAL EQUITY 3,301.4 2,662.9 24.0% CASH & CASH EQUIVALENTS 1,142.5 1,079.2 5.9% LEVERAGE RATIO (3.19/2.92cc) (3) (3.01/2.71cc) (3) (1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions (2) EPS calculated as of December 31, 2015 taking into consideration the 2:1 split effective 4 January 2016 (3) Constant currency (cc) excludes the impact of exchange rate movements

Net revenue by division - 2015 5 In thousands of euros 2015 % of Net Revenues 2014 % of Net Revenues % Var % Var cc* BIOSCIENCE 3,032,111 77.1% 2,513,510 74.9% 20.6% 4.8% DIAGNOSTIC 691,452 17.6% 620,022 18.5% 11.5% (0.9%) HOSPITAL 96,245 2.4% 94,800 2.8% 1.5% (0.2%) SUBTOTAL 3,819,808 97.1% 3,228,332 96.2% 18.3% 3.5% RAW MATERIALS AND OTHERS 114,755 2.9% 127,052 3.8% (9.7%) (22.2%) TOTAL 3,934,563 100.0% 3,355,384 100.0% 17.3% 2.5% * Constant currency (cc) excludes the impact of exchange rate movements

Net revenue by region - 2015 6 In thousands of euros 2015 % of Net Revenues 2014 % of Net Revenues % Var % Var cc* US + CANADA 2,505,791 63.7% 2,042,700 60.9% 22.7% 2.8% EU 662,917 16.8% 662,802 19.8% 0.0% (1.7%) ROW 651,100 16.6% 522,830 15.5% 24.5% 12.8% SUBTOTAL 3,819,808 97.1% 3,228,332 96.2% 18.3% 3.5% RAW MATERIALS AND OTHERS 114,755 2.9% 127,052 3.8% (9.7%) (22.2%) TOTAL 3,934,563 100.0% 3,355,384 100.0% 17.3% 2.5% * Constant currency (cc) excludes the impact of exchange rate movements

Profit & Loss account - 2015 7 In thousands of euros 2015 2014 % Var NET REVENUE (NR) 3,934,563 3,355,384 17.3% COST OF SALES (2,003,565) (1,656,170) 21.0% GROSS PROFIT 1,930,998 1,699,214 13.6% % NR 49.1% 50.6% R&D (224,193) (180,753) 24.0% SG&A (736,435) (660,772) 11.5% OPERATING EXPENSES (960,628) (841,525) 14.2% OPERATING RESULT (EBIT) 970,370 857,689 13.1% % NR 24.7% 25.6% FINANCIAL RESULTS (271,840) (261,427) 4.0% SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES (8,280) (6,582) 25.8% PROFIT BEFORE TAX 690,250 589,680 17.1% % NR 17.5% 17.6% INCOME TAX EXPENSE (158,809) (122,597) 29.5% % OF PRE-TAX INCOME 23.0% 20.8% CONSOLIDATED PROFIT FOR THE YEAR 531,441 467,083 13.8% RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS (704) (3,170) (77.8%) GROUP PROFIT FOR THE PERIOD 532,145 470,253 13.2% % NR 13.5% 14.0%

Balance sheet (Assets) - December 31, 2015 8 2015 2014 NON-CURRENT ASSETS 6,512,243 5,536,627 GOODWILL AND OTHER INTANGIBLE ASSETS 4,693,931 4,243,093 PROPERTY PLANT & EQUIPMENT 1,644,402 1,147,782 INVESTMENTS IN EQUITY ACCOUNTED INVESTEES 76,728 54,296 NON-CURRENT FINANCIAL ASSETS 30,388 9,011 OTHER NON-CURRENT ASSETS 66,794 82,445 CURRENT ASSETS 3,089,472 2,913,122 INVENTORIES 1,431,391 1,194,057 TRADE AND OTHER RECEIVABLES 483,196 615,748 OTHER CURRENT FINANCIAL ASSETS 1,294 502 OTHER CURRENT ASSETS 31,091 23,669 CASH AND CASH EQUIVALENTS 1,142,500 1,079,146 TOTAL ASSETS 9,601,715 8,449,749 In thousands of euros

Balance sheet (Equity & Liabilities) - December 31, 2015 9 2015 2014 EQUITY 3,301,390 2,662,888 CAPITAL 119,604 119,604 SHARE PREMIUM 910,728 910,728 RESERVES 1,371,061 1,088,337 TREASURY STOCK (58,575) (69,252) INTERIM DIVIDENDS (119,615) (85,944) CURRENT YEAR EARNINGS 532,145 470,253 OTHER COMPREHENSIVE INCOME 540,855 224,397 NON-CONTROLLING INTERESTS 5,187 4,765 NON-CURRENT LIABILITIES 5,247,319 4,707,150 NON-CURRENT FINANCIAL LIABILITIES 4,597,654 4,154,630 OTHER NON-CURRENT LIABILITIES 649,665 552,520 CURRENT LIABILITIES 1,053,006 1,079,711 CURRENT FINANCIAL LIABILITIES 262,497 194,726 OTHER CURRENT LIABILITIES 790,509 884,985 TOTAL EQUITY AND LIABILITIES 9,601,715 8,449,749 In thousands of euros

Cash flow - 2015 10 In thousands of euros 2015 2014 GROUP PROFIT 532,145 470,253 DEPRECIATION AND AMORTIZATION 189,755 189,472 NET PROVISIONS (564) (21,388) OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL 43,771 296,368 CHANGES IN INVENTORIES (120,641) (97,023) CHANGES IN TRADE RECEIVABLES 169,985 26,486 CHANGES IN TRADE PAYABLES (71,673) 114,760 CHANGE IN OPERATING WORKING CAPITAL (22,329) 44,223 NET CASH FLOW FROM OPERATING ACTIVITIES 742,778 978,928 BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (58,609) (1,234,952) CAPEX (266,416) (251,829) R&D/OTHER INTANGIBLE ASSETS (24,147) (35,210) OTHER CASH INFLOW / (OUTFLOW) (283,938) 887 NET CASH FLOW FROM INVESTING ACTIVITIES (633,110) (1,521,104) FREE CASH FLOW 109,668 (542,176) PROCEEDS FROM / (PAYMENTS) FOR EQUITY INSTRUMENTS 12,695 (69,252) ISSUE / (REPAYMENT) OF DEBT 28,953 1,226,339 DIVIDENDS (PAID) / RECEIVED (216,772) (156,007) OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES 17,086 (159,962) NET CASH FLOW FROM FINANCING ACTIVITIES (158,038) 841,118 TOTAL CASH FLOW (48,370) 298,942 CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR 1,079,146 708,777 EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS 111,724 71,427 CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD 1,142,500 1,079,146

Group profit reconciliation - 2015 11 In millions of euros 2015 2014 % Var GROUP NET PROFIT 532.1 470.3 13.2% % NR 13.5% 14.0% Non-recurring costs and associated with recent acquisitions - 27.0 Amortization of deferred financial expenses 64.1 58.2 10.1% Amortization of intangible assets acquired in business combinations 42.5 76.3 (44.3%) Tax impacts of adjustments (24.5) (33.9) (27.7%) ADJUSTED (1) GROUP NET PROFIT 614.2 597.9 2.7% % NR 15.6% 17.8% (1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

Net revenue by division - 4Q 2015 12 In thousands of euros 4Q 2015 % of Net Revenues 4Q 2014 % of Net Revenues % Var % Var cc* BIOSCIENCE 819,856 77.1% 690,204 75.3% 18.8% 6.8% DIAGNOSTIC 181,946 17.1% 167,216 18.2% 8.8% (0.2%) HOSPITAL 24,242 2.3% 23,825 2.6% 1.8% 2.1% SUBTOTAL 1,026,044 96.5% 881,245 96.1% 16.4% 5.4% RAW MATERIALS AND OTHERS 36,757 3.5% 36,049 3.9% 2.0% (10.9%) TOTAL 1,062,801 100.0% 917,294 100.0% 15.9% 4.7% * Constant currency (cc) excludes the impact of exchange rate movements

Net revenue by region - 4Q 2015 13 In thousands of euros 4Q 2015 % of Net Revenues 4Q 2014 % of Net Revenues % Var % Var cc* US + CANADA 678,017 63.8% 558,870 60.9% 21.3% 5.8% EU 166,662 15.7% 175,155 19.1% (4.8%) (5.4%) ROW 181,365 17.0% 147,220 16.1% 23.2% 16.7% SUBTOTAL 1,026,044 96.5% 881,245 96.1% 16.4% 5.4% RAW MATERIALS AND OTHERS 36,757 3.5% 36,049 3.9% 2.0% (10.9%) TOTAL 1,062,801 100.0% 917,294 100.0% 15.9% 4.7% * Constant currency (cc) excludes the impact of exchange rate movements

Share Performance - December 31, 2015 GRIFOLS’ DAILY SHARE PRICE, CLASS A & CLASS B vs IBEX 35 BASE 100, from December 31, 2014 to December 31, 2015 Source: Infobolsa 14 Class B:+6.7% Class A: +28.7% IBEX-35: -7.1% 80 90 100 110 120 130 140 dic.-14 ene.-15 feb.-15 mar.-15 abr.-15 may.-15 jun.-15 jul.-15 ago.-15 sep.-15 oct.-15 nov.-15 dic.-15

15 The facts and figures contained in this report which do not refer to historical data are “projections and forward looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations. Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  February 29, 2016